Exhibit 3.3

MOBILE VAULT, INC.

BOARD OF DIRECTORS RESOLUTION

AMENDMENT TO BY-LAWS

UPDATE DIRECTORS

RESOLVED on this date August 23 , 2013 that the Officers of Mobile Vault, Inc., are hereby authorized and instructed to amend the current by-laws in Article III, section 3.1 whereby the minimum number of directors is changed from five (5) to one (1).

The undersigned Ms. Danielle Olsen certifies that she is the Secretary, Sole Officer and Director, and that the above is a true and correct copy of The Resolution that was duly adopted at a meeting of the Board of Directors, which was held on this date August 23, 2013 in accordance with Florida State Law.

Signed    August 23, 2013

/s/ Danielle Olsen

Danielle Olsen, President and Director